Exhibit 99.3

ASX ANNOUNCEMENT
21 January 2026
December 2025 Quarterly Report Advisory and Change of Presentation Currency

North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) (“Elevra” or “Company”) advises that the Company’s December 2025 Quarterly Activities Report is scheduled for release on Wednesday, 28 January 2026.

The Company will host an investor webcast covering the December 2025 Quarterly results commencing at 10.30am AEDT (Sydney, Melbourne) on Wednesday, 28 January 2026.

Retail shareholders and investors are invited to listen via a webcast service. To listen live, please click on the link below and register your details:

https://webcast.openbriefing.com/elv-qtr2-2026/

Written questions may be submitted via the webcast platform. A direct link is also available from the Elevra website: https://elevra.com

This link will also provide access to the archive version that will be available approximately two hours after completion of the webcast. Please note that it is best to log on at least five minutes before the scheduled commencement time to ensure that you are registered in time for the call.

Change of Presentation currency
Elevra has changed the presentation (reporting) currency effective 1 July 2025, from Australian dollars to United States dollars (USD) in accordance with Australian Accounting Standards Board Standards 10 and 121.

Changing presentation currency to USD is voluntary and accounted for retrospectively. Such change will allow the Company to align to the predominant currency in which revenue and corresponding cash flows are primarily generated with the objective of providing investors with a clearer understanding of Elevra’s performance by reducing volatility arising from foreign exchange rate differences.

As a result, Elevra's December 2025 Quarterly Report and FY26 Half-Year financial results will be presented in USD. For comparative purposes, the Company's reviewed or audited translated historical information in USD will be included in the Half-Year report for the six months ending 31 December 2025 and in the FY26 Annual Report for the year ending 30 June 2026.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.
For more information, please contact:
Andrew Barber
Investor Relations
PH: +61 7 3369 7058

ELEVRA LITHIUM	1